Boston Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN BOSTON
In 2019 Dollar, Since Inception*

36 Projects	$667.4M HIT Investment Amount	$1.6B Total Development Cost	$21.0M Building America NMTC Allocation	4,232 Housing Units Created or Preserved

12.9M Hours of Union Construction Work	14,890 Total Jobs Across Industries	$88.6M State and Local Tax Revenue Generated	$2.8B Total Economic Impact	$1.2B Total Wages and Benefits

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30,2020. Economic impact data is in 2019 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.